# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vertical Data Inc., CIK 0002033264
CUSIP: 92490D105
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1980 Festival Plaza Drive, Suite 300, Las Vegas, Nevada (NV), 89135
Date of event which requires filing of this statement: 03/11/2026
Filed by CIK 0002117480
Persons authorized to receive notices and communications: Christopher Creatura, c/o Vertical Data Inc., 1980 Festival Plaza Drive, Suite 300, Las Vegas, Nevada (NV), 89135, (888) 462-3453

## Reporting persons
- Creatura Christopher (CIK 0002117480): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: personal funds (PF), other (OO); sole voting power 1,205,004; shared voting power 0; sole dispositive power 1,205,004; shared dispositive power 0; aggregate amount beneficially owned 1,205,004 (7.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Vertical Data Inc.
Address of issuer's principal executive offices: 1980 Festival Plaza Drive, Suite 300, Las Vegas, Nevada (NV), 89135

## Item 2. Identity and Background
Name of person filing: Christopher Creatura
Residence or business address: c/o Vertical Data Inc., 1980 Festival Plaza Drive, Suite 300, Las Vegas, Nevada 89135.
Present principal occupation or employment: Chief Credit Officer of the Issuer, serving as an independent contractor.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of Canada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
272,000 of the shares of Common Stock reported in this statement were acquired as founder shares on May 3, 2024, at $0.0001 per share, prior to the registration of the Common Stock under Section 12 of the Securities Exchange Act of 1934, as amended.

334,379 shares were acquired on December 2, 2025 upon a net exercise of stock options granted by the Issuer, at an exercise price of $0.05 per share, satisfied by the withholding of 37,153 of the shares otherwise issuable.

480,000 shares were acquired in settlement of accrued fees for services rendered to the Issuer, at $0.50 per share, and 14,850 shares were acquired in settlement of accrued compensation, at $3.03 per share. No cash consideration was paid for those shares.

43,680 shares were acquired upon settlement of restricted stock units granted as compensation for services. No cash consideration was paid.

The amounts reported also include 60,095 shares issuable upon exercise of stock options exercisable within 60 days of the date of this statement, at an exercise price of $0.05 per share.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the securities reported in this statement as founder shares, upon exercise of stock options granted by the Issuer, and as compensation for services rendered to the Issuer. The Reporting Person holds those securities for investment.

The Reporting Person serves as Chief Credit Officer of the Issuer and is an officer of the Issuer within the meaning of Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended. The Reporting Person is not a director of the Issuer.

The Reporting Person expects to acquire additional securities of the Issuer from time to time as compensation for services, including upon settlement of restricted stock units and upon exercise of outstanding stock options, and may acquire or dispose of securities of the Issuer depending upon market conditions, the financial position and prospects of the Issuer and other factors.

Except as set forth in this Item 4, the Reporting Person does not have, as of the date of this statement, any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person intends to review the investment in the Issuer on a continuing basis and may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 7.9%. The percentages reported are based on 15,206,716 shares of Common Stock outstanding, consisting of the 15,018,494 shares outstanding as reported in the Issuer's records together with the 188,222 shares issued upon settlement of the restricted stock units granted September 17, 2026, plus, for each Reporting Person, the shares issuable to that Reporting Person upon exercise of stock options exercisable within 60 days.
Number of shares as to which each person has sole or shared power to vote or dispose: 1,205,004 shares, as to all of which the Reporting Person has sole voting power and sole dispositive power.
Transactions in the class effected during the past sixty days: September 17, 2026 - acquisition of 43,680 restricted stock units granted under the Vertical Data Inc. 2024 Stock Incentive Plan, each representing the right to receive one share of Common Stock. No cash consideration was paid. No other transactions in the Common Stock were effected by the Reporting Person during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock reported in this statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Person holds equity awards granted by the Issuer under the Vertical Data Inc. 2024 Stock Incentive Plan, consisting of stock options evidenced by Stock Option Notices and restricted stock units evidenced by a Restricted Stock Unit Award Agreement.

The Reporting Person is party to a Common Stock Purchase Agreement with the Issuer dated May 3, 2024, which contains lock-up restrictions prohibiting transfer for 365 days following the effective date of any registration statement filed by the Issuer under the Securities Act, followed by a leak-out schedule releasing the shares over the subsequent 24 months, together with a right of the Issuer to purchase shares upon an involuntary transfer during the lock-up period.

None of the securities reported in this statement are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Common Stock Purchase Agreement dated May 3, 2024 between the Issuer and the Reporting Person.
99.2 Stock Option Notice.
99.3 Stock Option Adjustment Letter Agreement dated September 5, 2025.
99.4 Restricted Stock Unit Award Agreement.

## Signatures
- Creatura Christopher: /s/ Christopher Creatura, Individually (10/05/2026)